# WFS, LLC
# FINANCIAL STATEMENTS
# AND SUPPLEMENTARY INFORMATION

# DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-53565 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WFS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Boston Place, Flr 29 Suite 2910
(No. and Street)

| Boston | Massachusetts | 02108 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Paul G Martins | 617-531-3132 | pmartins@winvcounsel.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPAs P.C.
(Name – if individual, state last, first, and middle name)

| 53 State Street | Boston | MA | 02109 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/22/2003 | 199 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Paul G Martins_____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of __WFS, LLC_____, as of
__12/31_____, 2_025___, is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

Matthew K. Seney
NOTARY PUBLIC
Commonwealth of
Massachusetts
My Commission Expires
5/19/2028

Signature: _____

Title: _____
Chief Financial Officer

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# WFS, LLC

## CONTENTS



CBIZ CPAs P.C.

53 State Street
17th Floor
Boston, MA 02109

P: 617.807.5000

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of WFS, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of WFS, LLC (the "Company") as of December 31, 2025, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II: Computation of Reserve Requirement Pursuant to Rule 15c3-3, and Schedule III: Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

*CBIZ CPAs P.C.*

Boston, MA
March 10, 2026

**WFS, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2025**

## Statement of Financial Condition

|  | | 2025 |
|---|---|---|
| **Assets** | | |
| Cash | $ | 54,928 |
| Receivables from private placements | | 1,431 |
| Prepaid expenses | | 9,405 |
| Total Assets | $ | 65,764 |
| **Liabilities and Member's Equity** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 5,507 |
| Total Liabilities | | 5,507 |
| Member's Equity | | 60,257 |
| Total Liabilities and Member's Equity | $ | 65,764 |

*The accompanying notes are an integral part of these financial statements*

**WFS, LLC**

**STATEMENT OF OPERATIONS**

**FOR THE YEAR ENDED DECEMBER 31, 2025**

| | | 2025 |
|---|---|---|
| **Revenue** | | |
| Performance fees | $ | 14,931 |
| Placement fees | | 26,868 |
| Interest income | | 705 |
| Total Revenue | $ | 42,504 |
| | | |
| **Expenses** | | |
| Wages and commissions | $ | 33,259 |
| Administrative services | | 75,646 |
| Audit and accounting fees | | 41,400 |
| Regulatory fees and licenses | | 14,488 |
| Consulting services | | 12,600 |
| Other operating expenses | | 10,594 |
| Total Expenses | $ | 187,987 |
| | | |
| **Net Loss** | $ | (145,483) |

*The accompanying notes are an integral part of these financial statements*

**WFS, LLC**

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2025**

| | | |
|---|---|---:|
| **Member's Equity -** December 31, 2024 | $ | 72,740 |
| Capital Contributions | | 133,000 |
| Net Loss | | (145,483) |
| **Member's Equity -** December 31, 2025 | $ | 60,257 |

*The accompanying notes are an integral part of these financial statements*

**WFS, LLC**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2025**

|  | 2025 |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net Loss | $ (145,483) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| (Increase) decrease in: | |
| Receivables from private placements | 1,783 |
| Prepaid expenses | 1,868 |
| Increase (decrease) in: | |
| Accounts payable and accrued expenses | (4,551) |
| Total Adjustments | (900) |
| **Cash Used in Operating Activities** | (146,383) |
| **Cash Flows from Financing Activities** | |
| Capital contributions | 133,000 |
| **Cash Provided by Financing Activities** | 133,000 |
| **Net (Decrease) in Cash** | (13,383) |
| **Cash,** Beginning of Year | 68,311 |
| **Cash,** End of Year | $ 54,928 |

*The accompanying notes are an integral part of these financial statements*

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WFS, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Delaware Limited Liability Company that is wholly owned by Wainwright Investment Counsel, LLC ("WIC").

The Company is engaged in business as a SEC registered broker-dealer. The Company's activities and primary business line is facilitating approved private placement of securities.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

### USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

### RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The Company follows the Financial Accounting Standards Board's ("FASB") Accounting Standard Update ("ASU") 2016-13, Financial Instruments - Credit Losses: Measurements of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flow that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances and current and future

economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2025.

### ACCOUNTING PRONOUNCEMENTS ADOPTED DURING THE CURRENT YEAR

### INCOME TAXES

In December 2023 the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2023-09 "Income Taxes (Topic 740) Improvements to Income Tax Disclosures". The amendments enhance the transparency of income tax disclosures, including expanded rate reconciliation and income taxes paid disclosures. The

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

### *ACCOUNTING PRONOUNCEMENTS ADOPTED DURING THE CURRENT YEAR*

### *INCOME TAXES (CONTINUED)*

Company has adopted this standard for its fiscal year 2025 annual financial statements. Refer to Note 2 – Income taxes for further information.

### *INCOME TAXES*

The Company is classified as a partnership for income tax purposes. Therefore, federal and state taxes are not payable or provided by the Company. As a single member LLC, the Company's results are included in the tax return of its parent company, WIC. The members of WIC are individually liable for the taxes in their share if WIC's income.

The Company recognizes and measures its unrecognized tax positions by assessing the likelihood, based in their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income taxes, if identified, are classified as income taxes in the Statement of Operations. The Company's policy is to analyze its tax positions for all open tax years. The Company has not identified any uncertain tax positions requiring accrual or disclosure at December 31, 2025. The tax returns of WIC are subject to review and examination by federal and state taxing authorities for periods within the applicable statutes of limitations, generally no longer than three years after the returns have been filed. There are currently no examinations in progress. The Company is no longer subject to federal or state tax examinations by taxing authorities of years before 2022.

The Company adopted ASU 2023-09 effective January 1, 2025. The amendments were applied prospectively. Adoption did not have a material impact on the Company's financial position, results of operations, or cash flows, as the Company is generally not subject to federal and state income taxes as the income is taxed directly to its owners. The net difference between the tax basis and the reported amounts is a net liability of approximately $2,000 at December 31, 2025.

### *SEGMENT REPORTING*

In November 2023 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures". The standard expands reportable segments disclosure requirements for public business entities primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

### *SEGMENT REPORTING (CONTINUED)*

operating decision maker ("CODM") and included within each reportable segment profit (referred to as the "significant expense principle").

### *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through March 10, 2026. All material subsequent events requiring adjustments to or disclosure in the financial statements are reflected therein.

## NOTE 3 – RELATED PARTY TRANSACTIONS

Certain administrative business functions are provided by WIC for the Company pursuant to an Administrative Expense-Sharing Agreement ("the Agreement"). Pursuant to the Agreement, the Company pays WIC for the actual compensation paid to registered representatives. Expenses for registered representative compensation for the year ended December 31, 2025 amounted to $33,259.

WIC provides other administrative services including: finance, compliance, client servicing, maintenance of books and records, licensing, and other operational and administrative duties. The Company pays WIC an Expense-Sharing Service Fee equal to the allocated amount of WIC's operating expenses associated with the administrative services. The allocation is based on the ratio of time spent on Company related matters to the total time spent by WIC. Administrative service expenses for the year ended December 31, 2025 amounted to $75,646. For the year ended December 31, 2025, $5,260 is due to WIC and is included in accounts payable and accrued expenses.

WIC also provides support to the Company through contributions of capital from time to time for purposes of meeting regulatory net capital requirements as prescribed by the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). During the year ended December 31, 2025 the Company received a total of $133,000 of capital contributions.

The Company entered into a Private Placement Agreement on January 2, 2014 with WIC, the administrative manager of Wainwright Renaissance Fund 1 L.P. ("Wainwright Renaissance") and Wainwright Capital Partners, LLC a wholly owned subsidiary of WIC and General Partner to Wainwright Renaissance. Wainwright Renaissance is a pooled investment vehicle that is not registered under the Investment Company Act of 1940, as amended ("the 1940 Act"), in reliance upon section 3(c)(7) of the 1940 Act. Under this

## NOTE 3 – RELATED PARTY TRANSACTIONS (CONTINUED)

agreement, the Company acts as a Placement Agent to Wainwright Renaissance. As Placement Agent, the Company is authorized to offer and sell interests via private placements conducted in accordance with the requirements of the Securities Act of 1933.

Under the Agreement, the Company shall receive 25% of the Management Fee within 30 business days following the receipt of payment to WIC of the Management Fee related to approved investors. For the year ended December 31, 2025 the Placement Fee Income from Wainwright Renaissance amounted to $22,409, which is included in Placement Fees in the Statement of Operations.

## NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule of the "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025 the Company had net capital of $49,421, which was $44,421 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2025 was 0.11 to 1.

## NOTE 5 – CONCENTRATION OF CREDIT RISK

For the year ended December 31, 2025 100% of the Company's placement fee revenue was derived from three investment partnerships. The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the limit of the amount insured by the Federal Deposit Insurance Corporation. The Company has not incurred any losses on such accounts in the year ended December 31, 2025.

## NOTE 6 - REVENUE FROM PRIVATE PLACEMENTS

### SIGNIFICANT JUDGEMENTS

Revenue from private placements investment vehicles may include placement and performance fees from private placement agreements. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

## NOTE 6 - REVENUE FROM PRIVATE PLACEMENTS *(CONTINUED)*

### *REVENUES*

Performance fees and placement fees are recognized based on the terms of the underlying agreements and as such services are provided and collectability is reasonably assured. Receivables arising from performance and placement fees are generally collected within forty-five days.

*Performance Fees:* The Company earns performance fees that vary based on specified performance measures.

    a. When a private placement investment vehicle ("Private Fund") exceeds a specified benchmark or contractual hurdle on an annual basis, the performance fee is earned once the account returns have exceeded these specified performance measures. The performance fee may be equal to 20% of the excess above the specified benchmark or contractual hurdle at the end of each year. The Company earned a performance fee of $14,931 for year ended December 31, 2025.

    **b.** When a Private Fund liquidates it's invested assets and distributes those proceeds to investors, the performance fee can vary and is dependent on the liquidation event. The performance fee is earned upon the completion of the liquidation event. The Company earned a liquidation performance fee of $0 for year ended December 31, 2025.

Performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time which is very susceptible to factors outside of the Company's influence. Revenues are recognized when it becomes probable that a significant reversal will not occur. Performance fees are recognized when the performance obligation is satisfied and the right to receive payment has been established.

*Placement Fees:* The Company earns placement fees for offering interests in Private Funds to qualified investors. Placement fees are considered variable consideration as the amounts are earned as a one-time fee based upon the initial invested amount or earned quarterly as a percentage of the net asset value of the investment. Placement fees are calculated as a percentage of the invested amount based on the terms of the underlying agreements.

### NOTE 6 - REVENUE FROM PRIVATE PLACEMENTS *(CONTINUED)*

#### *REVENUES (CONTINUED)*

Disaggregated Revenue from Contracts with Customers

|  | 2025 |
|---|---|
| Revenues from contracts from Contracts with Customers | |
| Performance fees | $14,931 |
| Placement fees | 26,868 |
| Total revenues from contracts with customers | $41,799 |

Private Placement Balance:

Receivables from private placements were $1,431 at December 31, 2025.

### NOTE 7 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of the placement of approved private securities to qualified investors. The Company has identified its chief executive officer and chief financial officer/financial principle as the chief operating decision maker ("CODM"), who uses net profits and losses to evaluate the results of the business, predominantly in the forecasting process, to manage the Company and the net capital ratio to maintain its regulatory obligations. The CODM continually monitors the Company's net capital (see Note 4 for further information), to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 2 for further information).

The Company derived 98% of its total revenues from 3 private placement investment funds in the year ended December 31, 2025. Refer to the Company's Statement of Operations for the listing of significant segment expenses regularly provided to the CODM. Segment expenses include wages and commissions, administrative services, audit and accounting, regulatory fees and other expenses including consulting services, insurance and technology expenses. Refer to the Company's Statement of Financial Condition for the listing of

## NOTE 7 – SEGMENT REPORTING (CONTINUED)

significant assets regularly provided to the CODM. Segment assets include cash, receivables from private placements and prepaid expenses.

Additionally, the CODM uses the net capital ratio as defined in SEC Rule 15c3-1, which is not a GAAP measurement, to make operational decisions while managing capital adequacy.

**WFS, LLC**

**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1**

**AS OF DECEMBER 31, 2025**

**Schedule I:**

|  | 2025 |
|---|---|
| **Net Capital** | |
| Total member's equity | $ 60,257 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Receivables from private placements | (1,431) |
| Prepaid expenses | (9,405) |
| Total non-allowable assets | $ (10,836) |
| **Total Net Capital** | $ 49,421 |
| **Aggregate Indebtedness** | |
| Items included in the statement of financial condition: | |
| Accounts payable and accrued expenses | $ 5,507 |
| **Total Aggregate Indebtedness** | $ 5,507 |
| **Computation of Basic Net Capital Requirements** | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 367 |
| Minimum dollar net capital requirement of reporting broker/dealer | $ 5,000 |
| Net capital requirement (greater of minimum net capital requirement of reporting broker/dealer or minimum net capital required) | $ 5,000 |
| Excess net capital | $ 44,421 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement | $ 43,421 |
| Percentage of aggregate indebtedness to net capital | 11% |

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2025.

*See report of independent registered public accounting firm*

**WFS, LLC**

**COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3**

**FOR THE YEAR ENDED DECEMBER 31, 2025**

**Schedule II:**

For the year ended December 31, 2025 the Reserve Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

*See report of independent registered public accounting firm*

**WFS, LLC**

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3**

**FOR THE YEAR ENDED DECEMBER 31, 2025**

**Schedule III:**

For the year ended December 31, 2025 information related to possession and control requirements is not applicable to WFS, LLC as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

*See report of independent registered public accounting firm*



CBIZ CPAs P.C.
53 State Street
17th Floor
Boston, MA 02109
P: 617.807.5000

CBIZ CPAs

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of WFS, LLC

We have reviewed management's statements, included in the accompanying WFS, LLC Exemption Report pursuant to SEC Rule 17a-5, in which (1) WFS, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this WFS, LLC Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions on the solicitation of interests of private placements via subscriptions on a subscriptions way basis where the funds are payable to the issuer or its agent and not to the Company and receiving performance based compensation on private placement investments vehicles that exceed specified benchmarks or contractual hurdles or on liquidating events. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities and the provisions contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

*CBIZ CPAs P.C.*
Boston, MA
March 10, 2026

# WFS, LLC Exemption Report

WFS, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3, and

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions on the solicitation of interests of private placement via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and receiving performance based compensation on private placement investment vehicles that exceed specified benchmarks or contractual hurdles or on liquidating events.

The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WFS, LLC

I Paul G. Martins, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

_____
Paul G. Martins, Chief Financial Officer

March 10, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

## GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

| *MEMBER NAME* | *SEC No.* |
|---|---|
| WFS LLC | 8-53565 |

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

| | | | | |
|---|---|---|---|---|
| 1 | | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | | $ 42,505.00 |
| 2 | | Additions: | | |
| | a | Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | $ 0.00 | |
| | b | Net loss from principal transactions in securities in trading accounts. | $ 0.00 | |
| | c | Net loss from principal transactions in commodities in trading accounts. | $ 0.00 | |
| | d | Interest and dividend expense deducted in determining item 1. | $ 0.00 | |
| | e | Net loss from management of or participation in the underwriting or distribution of securities. | $ 0.00 | |
| | f | Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | $ 0.00 | |
| | g | Net loss from securities in investment accounts. | $ 0.00 | |
| | h | Add lines 2a through 2g. This is your **total additions.** | | $ 0.00 |
| 3 | | Add lines 1 and 2h | | $ 42,505.00 |
| 4 | | Deductions: | | |
| | a | Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | $ 0.00 | |
| | b | Revenues from commodity transactions. | $ 0.00 | |
| | c | Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | $ 0.00 | |
| | d | Reimbursements for postage in connection with proxy solicitations. | $ 0.00 | |
| | e | Net gain from securities in investment accounts. | $ 0.00 | |
| | f | 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | $ 0.00 | |
| | g | Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | $ 0.00 | |
| | h | Other revenue not related either directly or indirectly to the securities business. | $ 0.00 | |

***Deductions in excess of $100,000 require documentation***

| | | | | | |
|---|---|---|---|---|---|
| 5 | a | Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | $ 0.00 | | |
| | b | 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | $ 0.00 | | |
| | c | Enter the greater of line 5a or 5b | | $ 0.00 | |
| 6 | | Add lines 4a through 4h and 5c. This is your **total deductions.** | | | $ 0.00 |

SECURITIES INVESTOR PROTECTION CORPORATION

## GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

| | | |
|---|---|---:|
| **7** | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. | $ 42,505.00 |
| **8** | Multiply line 7 by .0015. This is your **General Assessment**. | $ 63.00 |
| **9** | Current overpayment/credit balance, if any | $ 0.00 |
| **10** | General assessment from last filed _2025_ SIPC-6 or 6A | $ 19.00 |

**11** a Overpayment(s) applied on all _2025_ SIPC-6 and 6A(s)      $ 0.00
    b Any other overpayments applied      $ 0.00
    c All payments applied for _2025_ SIPC-6 and 6A(s)      $ 19.00
    d Add lines 11a through 11c      $ 19.00

| | | |
|---|---|---:|
| **12** | **LESSER** of line 10 or 11d. | $ 19.00 |

**13** a Amount from line 8      $ 63.00
    b Amount from line 9      $ 0.00
    c Amount from line 12      $ 19.00
    d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.      $ 44.00

| | | |
|---|---|---:|
| **14** | Interest (see instructions) for ___0___ days late at 20% per annum | $ 0.00 |
| **15** | **Amount you owe SIPC**. Add lines 13d and 14. | $ 44.00 |
| **16** | Overpayment/credit carried forward (if applicable) | $ 0.00 |

| SEC No.<br>8-53565 | Designated Examining Authority<br>DEA: FINRA | FYE<br>2025 | Month<br>Dec |
|---|---|---|---|
| MEMBER NAME<br>MAILING ADDRESS | WFS LLC<br>ONE BOSTON PLACE<br>BOSTON, MA  02108 | | |

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

[✓] By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

| WFS LLC | Paul G. Martins |
|---|---|
| (Name of SIPC Member) | (Authorized Signatory) |
| 2/12/2026 | pmartins@winvcounsel.com |
| (Date) | (e-mail address) |

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***